FOR IMMEDIATE RELEASE
December 20, 2010
LJ INTERNATIONAL RECEIVES ADDITIONAL $12 MILLION CREDIT
FACILITY WITH CHINA CONSTRUCTION BANK
TOTAL EXPANSION FUNDING OF $38 MILLION ON HAND TO ACCOMMODATE
ADDITIONAL GROWTH BEYOND 200 RETAIL STORES
HONG KONG, December 20, 2010 — LJ International Inc. (LJI) (NASDAQ: JADE) today announced that it has received a credit facility of approximately $12 million from China Construction Bank to fund further expansion of the ENZO chain of retail jewelry stores in China. China Construction Bank is one of the “big four” banks in the People’s Republic of China. The new funding is in addition to the $26 million package of equity and bank financing announced in October 2010, bringing the combined total to $38 million. The $12 million facility is available to finance ENZO’s retail expansion beyond the Company’s original plans of 200 retails stores by 2011. The new credit facility carries an interest rate of approximately 5%.
LJI’s Chairman and CEO, Yu Chuan Yih stated, “We are pleased to announce this major additional resource for LJI’s growth. This facility is important as it provides LJI the capacity to expand beyond our original projections of 200 retail stores by year end 2011. As recently reported, China is one of the fastest-growing economies in the world; with the consumer sector showing the strongest increase. The established ENZO brand, demand for ‘affordable luxury,’ and the ability to reach new customers through new store openings allows us to leverage our use of the facility and further maximize shareholder value. The fact that LJI gained such a substantial credit line from a respected lender, China Construction Bank, further testifies to the high credibility of the ENZO business model.”
About LJ International
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.
Contacts

Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/ Richard Cooper
Chief Financial Officer	Managing Director/President
LJ International Inc.	Cooper Global Communications
Tel: 011-852-2170-0018	Tel: 212-317-1400
ringong@ljintl.com	jzimmons@cooperglobalcommunications,com
www.ljintl.com	rcooper@cooperglobalcommunications.com